FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a — 16 or 15d — 16 of
the Securities Exchange Act of 1934

For the month of August 2002

Acambis plc
(Translation of registrant’s name into English)

Peterhouse Technology Park
100 Fulbourn Road
Cambridge CB1 9PT
England

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F	[ X ]	Form 40-F	[ ]

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes	[ ]	No	[ X ]

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-           ).

Enclosure:

Holding in Company

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1.     Name of company

Acambis plc

2.     Name of shareholder having a major interest

Morley Fund Management Limited (a subsidiary of Aviva plc (formerly CGNU plc))

3.     Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person’s spouse or children under the age of 18

As above

4.     Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

BNY Norwich Union Nominees Ltd 1,030,000
Chase GA Group Nominees Ltd 1,701,577
CUIM Nominee Ltd 818,007
RBSTB Nominees Ltd 90,161

5.     Number of shares / amount of stock acquired

N/A

6.     Percentage of issued class

N/A

7.     Number of shares / amount of stock disposed

357,320

8.     Percentage of issued class

0.36%

9.     Class of security

Ordinary shares of 10p each

10.     Date of transaction

N/A

11.     Date company informed

12 August 2002

12.     Total holding following this notification

3,639,745

13.     Total percentage holding of issued class following this notification

3.71%

14.     Any additional information

N/a

15.     Name of contact and telephone number for queries

Lyndsay Wright, Director of Communications +44 (0) 1223 275 300

16.     Name and signature of authorised company official responsible for making this notification

Lyndsay Wright

Date of notification

12 August 2002

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant Peptide Therapeutics Group plc has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 13 August 2002	ACAMBIS PLC

	By:	/s/ Lyndsay Wright Name: Lyndsay Wright Title: Director of Communications